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SEC FILE NUMBER
8-51855

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spot Trading L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2800
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Merrilees 312-362-4558
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert D. Merrilees, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spot Trading L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

23rd day of February 2007

Nancy J. Simenson
Notary Public


OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Robert D. Merrilees
Signature

Robert D. Merrilees, Managing Member
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

Spot Trading L.L.C.

Statement of Financial Condition

December 31, 2006

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Spot Trading L.L.C.
Table of Contents
December 31, 2006

	Page
Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3 - 6

Independent Auditors' Report

Members of
Spot Trading L.L.C.

We have audited the accompanying statement of financial condition of Spot Trading L.L.C. as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spot Trading L.L.C. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 20, 2007

Spot Trading L.L.C.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 39,573
Receivable from clearing broker	199,260,408
Securities owned, pledged	383,235,651
Equipment and furnishings, net of accumulated depreciation of $1,417,103	3,186,318
Exchange membership, at cost (market value of $1,750,000)	160,000
Other assets	14,694
Total assets	$ 585,896,644

Liabilities and Members' Equity

Liabilities	
Securities sold, not yet purchased	$ 539,642,206
Accounts payable and accrued expenses	1,339,694
Total	540,981,900
Liabilities subordinated to claims of general creditors	8,500,000
Members' equity	36,414,744
Total liabilities and members' equity	$ 585,896,644

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Spot Trading L.L.C. (the "Company") is a registered securities broker-dealer, engaging in proprietary trading activities, primarily the buying, selling and dealing as a principal in equity securities and options for its own account. All of the Company's transactions are cleared by another broker-dealer.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Proprietary securities and derivative financial instrument transactions are recorded on trade date, and carried at market or quoted values, with unrealized gains and losses reflected in revenue.

Amounts receivable and payable for unsettled securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Equipment and Furnishings—Equipment and furnishings are depreciated using accelerated methods over the estimated useful lives of the assets.

Income Taxes—As a limited liability company, the Company does not pay income taxes on its taxable income. The members are liable for individual income taxes on the Company's taxable income.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities, except for equipment and furnishings are considered financial instruments and, except for the exchange membership, are either already reflected at market or fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Receivable from Clearing Broker

Payable to the clearing broker at December 31, 2006 consists of:

Cash	$185,673,147
Unsettled securities transactions, net	13,147,642
Dividends and interest accrued, net	439,619
Total	$199,260,408

Amounts due to the clearing broker and securities sold, not yet purchased are collateralized by cash and securities owned and on deposit with the clearing broker.

Note 3 Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2006, consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$261,047,744	$457,368,283
Equity options	122,187,907	82,273,923
Total	$383,235,651	$539,642,206

Note 4 Liabilities Subordinated to Claims of General Creditors

The subordination agreements at December 31, 2006 consist of borrowings from a bank and the Company's clearing broker as follows:

Borrowing with interest at the prime rate plus 2%, due August 29, 2007	$ 5,000,000
Borrowing under a revolving loan agreement at the prime rate plus "applicable margin", due May 15, 2007	3,500,000
	$ 8,500,000

The borrowing under a revolving loan agreement expires on May 15, 2007 and provides for borrowings of up to $10,000,000 that mature one year from the date of the advance. The "applicable margin" shall be either 2 percent or 4 percent and will be determined by the Company's leverage ratio. The agreement, among other things, requires the Company to maintain minimum amounts of members' equity.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5 Commitments and Contingent Liabilities

The Company leases office space under an operating lease agreement that expires in February 2016, with an option to terminate on February 28, 2013. Future minimum obligations under this agreement are:

2007	$ 311,092
2008	346,039
2009	356,923
2010	365,793
2011	374,940
Thereafter	1,663,984
	$ 3,418,771

In connection with the lease, the Company has delivered to the landlord an irrevocable standby letter of credit in the amount of $160,000, which expires on September 13, 2010.

Note 6 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 7 Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary market-making and trading activities, enters into various transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company has sold securities it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2006, at market values of the securities and will incur a loss if the market value of the securities increases subsequently.

Note 7 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentrations of Credit Risk—The Company clears all of its trades through a clearing broker located in Chicago, Illinois. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 8 Members' Equity

The limited liability company operating agreement for the Company provides for three classes of members with varying rights, preferences, privileges and obligations. The Class A members have voting rights and authority to manage the Company's operations. Class B and Class C members shall have no voting rights with respect to the Company.

As of December 31, 2006, members' equity balances were Class A - $34,124,452, Class B - $1,319,042, and Class C - $971,250. Pursuant to the operating agreement, members' equity includes members' trading accounts and funds held. Members' equity may vary from day to day due to changes in operations and trading accounts, additions, distributions or withdrawals.

Note 9 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of approximately $4,882,000 and $100,000, respectively. The minimum net capital requirements may effectively restrict member withdrawals.

END